Exhibit 4.18

FINDERS AGREEMENT

This Agreement is dated effective as of July 1, 2009.

BETWEEN:

HELIX BIOPHARMA CORP. having an office at 3-305 Industrial Parkway South, Aurora, Ontario, Canada (hereinafter referred to as "Helix")

AND:

ACM ALPHA CONSULTING MANAGEMENT EST. having an office at St. Markusgasse 27 A, 9490 Vaduz,, Liechtenstein (hereinafter referred to as “ACM”)

WHEREAS this Agreement is to confirm the agreement of the parties regarding finder’s fees which may be payable to ACM in respect of private placements by Helix of securities to accredited investors, not residents of Canada or the United States, introduced to Helix by ACM;

NOW THEREFORE in consideration of the sum of One Dollar now paid by each party to the other, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by the parties, the parties hereby covenant and agree as follows:

(1)
Helix hereby engages ACM to find and introduce to Helix potential investors (“Investors”), not residents of Canada or the United States, in respect of private placements (“Placements”) by Helix of its securities (“Securities”). ACM will only find and introduce to Helix Investors who fit within the definition of an “accredited investor”, as set out in Schedule “A” attached.

(2)
It is mutually agreed and understood that Helix will be responsible for all information, statements, and representations made and for any descriptive information regarding Helix prepared and contained in any information provided by Helix to ACM.

(3)
ACM will provide Helix with the names and contact information of any potential Investors.  Helix will then advise ACM whether the potential Investor has already been introduced to Helix, or whether such potential Investor may be an “ACM Contacted Investor” for purposes of this Agreement.

(4)
Should an ACM Contacted Investor successfully complete a Placement with Helix within six months of such investor being disclosed to Helix by ACM, then ACM shall have earned and be entitled to a fee equal to 12.5% of the funds raised.  Such fee shall be payable to ACM within 10 business days following the closing of the Placement, and the receipt by Helix of the gross proceeds of the Placement.

(5)
Helix represents and warrants to ACM that it is a corporation duly organized, validly existing and in good standing under the laws of Canada, that it has the corporate power to execute, deliver and perform its obligations under this Agreement, that the execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action on its part and that this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.  ACM represents and warrants to Helix that it is a corporation duly organized, validly existing and in good standing under the laws of Liechtenstein, that it has the corporate power to execute, deliver and perform its obligations under this Agreement, that the execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action on its part and that this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.

(6)
ACM further represents and warrants to Helix that (i) ACM has been duly licensed, registered, or otherwise officially recognized or approved as required by applicable law in all jurisdictions where ACM does or intends to do business, including all jurisdictions in which ACM may contact Investors, such that ACM may lawfully carry out the transactions contemplated by this Agreement; and (ii) neither the entering into of this Agreement or the transactions contemplated hereby will violate any law applicable to ACM nor constitute a violation of, or, with or without notice or lapse of time or both, a default under, or conflict with, any other agreement, document or instrument to which ACM is a party or by which ACM or any of ACM’s property may be bound.

(7)
ACM acknowledges that this Agreement and any fee ultimately payable to ACM may be subject to approval of such regulatory authorities as may have jurisdiction over Helix and the Placements, including The Toronto Stock Exchange (“TSX”).

(8)	The terms and conditions of the Placements and the acceptance thereof will be in the sole and exclusive discretion of Helix.

(9)
ACM will only contact ACM Contacted Investors for purposes of this Agreement, and will only provide and disclose to ACM Contacted Investors, information which has been approved by Helix and ACM will ensure that any ACM Contacted Investor is provided with any new or updated information provided to ACM by Helix on a timely basis.

(10)
ACM acknowledges that ACM Contacted Investors are only to be Investors who are not residents of Canada or the United States and who are purchasing for their own account and not for the benefit of any resident of Canada or of the United States.  Accordingly:

(a)	ACM will only contact ACM Contacted Investors who it reasonably believes to be resident of a country other than Canada or the United States who are purchasing for their own account;

(b)
If an ACM Contacted Investor provides a signed subscription agreement to Helix, ACM will, at the request of Helix, provide Helix with its certificate that the subscriber (or the beneficial purchaser, if the subscriber is a bank, trust company, brokerage firm, or other person acting as agent for a beneficial purchaser) is neither directly nor indirectly a resident or citizen of or incorporated in Canada or the United States and is not subscribing on behalf of any resident or citizen or corporation of Canada or of the United States.

(11)
ACM may have access to information belonging to Helix that is confidential and proprietary in nature.  ACM agrees that all such information will be kept in confidence and will be dealt with only in accordance with the Confidentiality Agreement dated as of July 1, 2009 between Helix and ACM.  ACM further acknowledges and agrees that nothing in this Agreement or such Confidentiality Agreement permits ACM to disclose any of such confidential information to any Investor, which disclosure is strictly prohibited.

(12)
ACM agrees that at all times in its dealings with ACM Contacted Investors, and otherwise in connection with Helix, it will not offer any securities or take any other action which would result in either ACM or Helix being required to file or deliver a prospectus or any other form of offering document under any applicable law, and it will comply with all applicable laws and regulatory policies, including without limitation, securities laws and policies and all applicable rules, regulations and policies of the TSX and any other stock exchange on which the shares of Helix are or may hereafter be listed.  Without limiting the generality of the foregoing, ACM will not make any written or oral representations to any ACM Contacted Investor:

(i)	that any person will resell or repurchase the Securities;

(ii)	that any person will refund, or provide a guarantee against loss of, the purchase price or value of the Securities;

(iii)	as to the future price or value of any of the Securities; or

(iv)	that the Securities will be listed and posted for trading on a stock exchange or that application has been made to list and post the Securities for trading on a stock exchange, other than the TSX.

(13)
Subject to paragraph (16), Helix shall pay to ACM a fixed monthly amount of 30,000 swiss francs to cover all of ACM’s reasonable out-of-pocket expenses incurred in connection with its obligations hereunder.  Such monthly amount shall be payable within 30 days following receipt of an invoice from ACM in form and content reasonably acceptable to Helix, together with such back-up documentation as Helix may reasonably require. Any expenses incurred by ACM in any month in excess of 30,000 swiss francs shall be for ACM’s own account and shall not be reimbursed by Helix.

(14)
ACM shall not, and shall cause its directors, officers, employees, agents, and partners  (if any) to not, directly or indirectly, buy, sell, borrow, pledge, or otherwise trade in any securities of Helix commencing from the date hereof until the expiry of 48 hours after Helix issues a news release disclosing the last of any private placements of Helix securities, in respect of which ACM is entitled to receive a finders fee pursuant to this Agreement.

(15)	This Agreement and the services provided by ACM in connection with the transactions contemplated herein shall be governed by and construed in accordance with the laws of the Province of Ontario.

(16)
This Agreement shall terminate on December 31, 2009.  Notwithstanding the foregoing, either party may terminate this Agreement upon 30 days’ written notice to the other.  Any fees which have been earned but have not been paid prior to termination shall remain payable. The monthly expense amount otherwise payable pursuant to Paragraph (13) in respect of the month in which notice of termination is given (the “termination month”) shall be pro-rated, with the proportion of such amount payable being equal to the proportion that the number of days in the termination month leading up to and including the date notice of termination is given is to the total number of such days in the termination month. No expense amount shall be payable in respect of any month following the termination month.  Paragraph (11) of this Agreement shall survive termination of this Agreement.

Executed as of the day and year first set forth above.

HELIX BIOPHARMA CORP.

Per:	___________________________________
Donald H. Segal, Chairman and CEO

Per:	___________________________________
John Docherty, President and COO

ACM ALPHA CONSULTING MANAGEMENT EST.

Per:	___________________________________
Andreas Kandziora

SCHEDULE “A” TO FINDERS AGREEMENT BETWEEN
HELIX BIOPHARMA CORP. AND ACM ALPHA CONSULTING MANAGEMENT EST.
DATED JULY 1, 2009

Definitions and Deeming Provisions

For purposes of this Schedule “A”, the following definitions and deeming provisions shall apply:

affiliates — An issuer shall be deemed to be an affiliate of another issuer if one of them is the subsidiary of the other or if each of them is controlled by the same person.

beneficial ownership of securities — A person (first person) shall be deemed to own beneficially securities beneficially owned by a person (second person) controlled by the first person or by an affiliate of the second person.  An issuer shall be deemed to own beneficially securities beneficially owned by its affiliates.

control of person or company —  A person (first person) is considered to control another person (second person), if:

 (a) the first person beneficially owns or directly or indirectly exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless the first person holds the voting securities only to secure an obligation;

 (b) the second person is a partnership, other than a limited partnership, and the first person holds more than 50 per cent of the interests of the partnership; or

 (c) the second person is a limited partnership and the general partner of the limited partnership is the first person or company.

issuer — means a person who has outstanding, issues or proposes to issue, a security.

person —  means (i) an individual, (ii) a corporation, (iii) a partnership, trust, fund and an association, syndicate, organization, or other organized group of persons, whether incorporated or not, and (iv) an individual or other person in that person’s capacity as a trustee, executor, administrator, or other legal representative.

spouse -  means an individual who is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, or who is living with another individual in a marriage-like relationship;

subsidiary — means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary;

Accredited Investor

An “accredited investor" means a person who is:

1. An individual who, either alone or with a spouse, beneficially owns, directly or indirectly, financial assets (being cash, securities, or a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of any Canadian securities legislation) having an aggregate realizable value that before taxes, but net of any related liabilities (being liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets, or liabilities that are secured by financial assets) exceeds $1,000,000;

2. An individual whose net income before taxes exceeded $200,000 in each of the 2 most recent calendar years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the 2 most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

3. An individual who, either alone or with a spouse, has net assets of at least $5,000,000;

4. A person, other than an individual or investment fund, that has net assets of at least $5,000,000 as shown on its most recently prepared financial statements, but has not been created or used solely to purchase or hold securities as such an accredited investor; or

5. A person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are described in paragraphs 1, 2, 3 or 4 above.

[END OF SCHEDULE “A”]

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